ROY W. ADAMS, JR.
INDEPENDENT LEGAL COUNSEL
October 26, 2010

TELEPHONE: (925) 631-0222
FACSIMILE:  (925) 631-0999
E-MAIL: rwadams@pacbell.net
370 PARK STREET
SUITE 2
MORAGA, CALIFORNIA 94556

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Marketocracy Funds
1933 Act Registration File No. 333-82833
1940 Act File No. 811-09445
Post-Effective Amendment No. 22 under the Securities Act of 1933

Ladies and Gentlemen:

I act as outside counsel to Marketocracy Funds (the “Registrant”). In the course of my representation of the Registrant, I have reviewed a copy of Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended (the “Act”), to the Registrant's Registration Statement on Form N-1A (the “Amendment”), prepared by the Registrant with the assistance of the Registrant’s sub-administrator, U.S. Bancorp Fund Services, LLP (“USBFS”), and being filed with the Securities and Exchange Commission (“you”) on behalf of the Registrant by USBFS pursuant to Rule 485(b) under the Act.

Subject to the assumptions, qualifications and limitations set forth below, and in accordance with Rule 485(b)(4) under the Act, I represent to you that, based on my review and my assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b).

In preparing this representation letter, I have assumed the authenticity of all records, documents and instruments submitted to me as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents and instruments submitted to me as copies.  I do not consider the representation set forth in the immediately preceding paragraph as imposing any requirement on me to review the books and records of the Registrant or to question its trustees, officers or other personnel for any purpose, including without limitation to ascertain whether the Amendment and its disclosures are true, accurate, correct, or contain any misstatement of a material fact, or omit to state a material fact, that would cause the Amendment and such disclosures, in light of the circumstances under which they are made, misleading.  For these reasons, my information may be incomplete and this letter and the foregoing representation should not be relied upon by you as a complete statement regarding its subject matter.  The scope of this letter is limited strictly to the federal law of the United States of America as set forth in Rule 485(b), and I expressly disclaim the consideration of, and expressly state no view regarding, any law any other statute, rule, regulation, ordinance, order or other promulgation of any federal, state, regional or local governmental authority.

Furthermore, I have provided this letter in connection with the proposed October 26, 2010, filing of the Amendment by USBFS, and it is solely for your benefit.  This letter may not be relied upon by you for any other purpose or relied upon by any other person, firm, corporation or other entity for any purpose, without my prior written consent.  I disclaim any obligation to advise you of any developments in the subject covered by this letter that occur after the date hereof

Very truly yours,

Roy W. Adams, Jr.
Outside Counsel to Registrant

cc:           John Haydermayer
Kendrick W. Kam

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

October 27, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Marketocracy Funds (the “Trust”)
File Nos.: 333-82833 and 811-09445

Ladies and Gentlemen:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, The Masters 100SM, Fund is Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A to be effective on October 28, 2010.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6029.

Very truly yours,

/s/ John Hadermayer
John Hadermayer, Esq.
For U.S. Bancorp Fund Services, LLC

Enclosures